Commonwealth of Kentucky
Alison Lundergan Grimes, Secretary of St[ate]

LAOO
0825397.06
Alison Lundergan Grimes
Secretary of State
Received and Filed
3/27/2012 8:59:34 AM
Fee receipt: $40.00

Alison Lundergan Grimes
Secretary of State
P. O. Box 718
Frankfort, KY 40602-0718
(502) 564-3490
http://www.sos.ky.gov

Articles of Organization
Limited Liability Company

KLC

For the purposes of forming a limited liability company in Kentucky pursuant to KRS Chapter 275, the undersigned organizer hereby submits the following Articles of Organization to the Office of the Secretary of State for filing:

Article I: The name of the company is

Gourmet Renee LLC

Article II: The street address of the company's initial registered office in Kentucky is

326 Elm Street, Ludlow, KY 41016

and the name of the initial registered agent at that address is **Paul H Miller**

Article III: The mailing address of the company's initial principal office is

326 Elm Street, Ludlow, KY 41016

Article IV: The limited liability company is to be managed by **Managers**

Executed by the Organizer on Tuesday, March 27, 2012

Name of Organizer: **Paul H Miller**
Signature of individual signing on behalf of Organizer: **Paul H Miller**

I, **Paul H Miller**, consent to serve as the Registered Agent on behalf of the limited liability company.

Signature of Registered Agent or individual signing on behalf of the company serving as Registered Agent:

Paul H Miller



COMMONWEALTH OF KENTUCKY
MICHAEL G. ADAMS, SECRETARY OF STATE

0825397.06   bAlimonos
ASN

Michael G. Adams
Kentucky Secretary of State
Received and Filed:
5/17/2021 6:53 AM
Fee Receipt: $20.00

Division of Business Filings **Business Filings** P.O. Box 718, Frankfort, KY 40602 (502) 564-3490 www.sos.ky.gov	**Certificate of Assumed Name** **ASN** **(Domestic or Foreign Business Entity)**

Pursuant to the provisions of KRS 365, the undersigned applies to assume a name and, for that purpose, submits the following statement:

1. The assumed name is: _Bircus Brewing Co._

2. The name of the business entity (and in the case of general partnership, the partners) that is/are adopting the assumed name: _Gourmet Renee LLC_

Name must be identical to the name on record with the Secretary of State.)

3. The "real name" is **(you must check one)**:

☐ a Domestic General Partnership	☐ a Foreign General Partnership
☐ a Domestic Limited Liability Partnership	☐ a Foreign Limited Liability Partnership
☐ a Domestic Limited Partnership	☐ a Foreign Limited Partnership
☐ a Domestic Business Trust	☐ a Foreign Business Trust
☐ a Domestic Corporation	☐ a Foreign Corporation
☐ a Domestic Limited Liability Company	☐ a Foreign Limited Liability Company
☐ a Domestic Statutory Trust	☐ a Foreign Statutory Trust
☐ a Domestic Limited Cooperative Association	☐ a Foreign Limited Cooperative Association
☒ a Domestic Unincorporated Non-profit Association	☐ a Foreign Unincorporated Non-profit Association

4. The business is organized and existing in the state or country of _____.

5. The mailing address is:

326 Elm St   _Ludlow_   _KY_   _41016_
Street Address or Post Office Box Numbers   **City**   **State**   **Zip**

I declare under penalty of perjury under the laws of Kentucky that the forgoing is true and correct.

(signature)   _Paul Miller_   _Manager_   _5/12/21_
Authorized Party Signature   **Printed Name**   **Title**   **Date**

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